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                              January 11, 2021

       Peter Ma
       Chief Executive Officer
       Edify Acquisition Corp.
       888 7th Avenue, Floor 29
       New York, NY 10106

                                                        Re: Edify Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 6,
2021
                                                            File No. 333-251775

       Dear Mr. Ma:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 6,
2021

       Exhibits

   1. We note that the form of warrant agreement filed as exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction,    which jurisdiction shall be exclusive.    We also note that
the
                                                        company waives any
objection to such "exclusive" jurisdiction. If this provision requires investors in this
offering to bring any such action, proceeding or claim in the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York, please disclose
such provision in your registration statement, and disclose whether this provision applies
to actions arising under the Securities Act or Exchange Act. If the
 Peter Ma
Edify Acquisition Corp.
January 11, 2021
Page 2
       provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                              Sincerely,
FirstName LastNamePeter Ma
                                                              Division of
Corporation Finance
Comapany NameEdify Acquisition Corp.
                                                              Office of
Manufacturing
January 11, 2021 Page 2
cc:       Mitchell Nusbaum
FirstName LastName